NEWS RELEASE FOR IMMEDIATE RELEASE

TRANSGLOBE ENERGY CORPORATION ANNOUNCES
2003 SECOND QUARTER RESULTS

Thursday, August 14, 2003 - TransGlobe Energy Corporation (“TransGlobe” or the “Company”) is pleased to announce its financial and operating results for the six month period ended June 30, 2003. All dollar values are expressed in United States dollars unless otherwise stated. Conversion of natural gas to oil is made on the basis of 6,000 cubic feet of natural gas being equivalent to one barrel of oil.

HIGHLIGHTS

  Production 2,499 Boepd in Q2 - 2003
  Successful field extension well at Tasour #10, Block 32, Republic of Yemen
  Successful appraisal well at An Nagyah #4, Block S-1, Republic of Yemen
  Four new gas wells completed in Canada
  Acquired additional acreage on gas prospects in Canada

FINANCIAL AND OPERATING UPDATE

	Three Months Ended June 30			Six Months Ended June 30
Financial	2003	2002	Change	2003	2002	Change

Oil and gas revenue net of royalties	4,139,106	2,859,258	45%	8,514,599	4,830,330	76%
Operating expense	981,170	464,034	111%	1,756,725	876,440	100%
General and administrative expense	340,545	209,899	62%	615,007	404,785	52%
Depletion and depreciation	1,593,000	1,078,000	48%	3,059,000	1,956,000	56%
Income taxes	438,291	234,862	87%	867,168	406,526	113%
Cash flow from operations	2,368,713	1,951,125	21%	5,259,971	3,217,758	63%
Basic and diluted per share	0.05	0.04		0.10	0.06
Net income	775,713	873,125	(11)%	2,200,971	1,188,128	85%
Basic and diluted per share	0.01	0.02		0.04	0.02
Capital expenditures	3,502,762	820,369	327%	6,773,486	2,189,906	209%
Working capital				3,389,951	2,409,891	41%
Common shares outstanding
Basic (weighted average)				51,777,771	51,403,641
Diluted (weighted average)				52,690,028	51,952,759

Production

Oil and liquids (Bpd)	2,330	1,548	51%	2,343	1,443	62%
Average price ($ per barrel)	25.67	24.49	5%	27.69	22.90	21%
Gas (Mcfpd)	1,017	1,065	(5)%	992	980	1%
Average price ($ per Mcf)	5.63	2.65	112%	5.60	2.49	125%
Total (Boed) (6 : 1)	2,499	1,726	45%	2,509	1,607	56%
Operating expense ( $ per Boe)	4.31	2.95	46%	3.87	3.01	29%

EXPLORATION UPDATE

Block 32, Republic of Yemen (13.81087% working interest)
The southern Tasour field extension well, Tasour #9, commenced production in April 2003 at an initial rate of 1,500 Bopd. The Tasour #7 (September 2002), #8 (January 2003) and #9 wells were all drilled to define the southern boundary of the field and have changed the structural mapping of the field. The revised structural picture set up a number of potential exploration prospects to the west and the east of the Tasour field along the southern, bounding fault. Additional seismic reprocessing and remapping work was completed and a new exploration drilling location at Tasour #10 was selected as a potential western extension of the Tasour field. The Tasour #10 well found oil in the main Qishn S-1A producing zone and was placed on production in July 2003 at an initial rate of approximately 1,200 barrels of oil and 3,750 barrels of water per day. This discovery extended the mapped Tasour field length from 3.3 kilometers to approximately 6.8 kilometers. A series of new development locations can be drilled now that the western field extension is confirmed by Tasour #10. The first development well at Tasour #11 is expected to commence drilling in September 2003.

Block S-1, Republic of Yemen (25% working interest)
The most recent drilling program (five wells) commenced in September 2002 was completed in May 2003, resulting in three oil wells, one gas/condensate well and one dry hole. In total the Block S-1 Joint Venture Group has drilled nine wells resulting in four oil wells, three gas condensate wells and two dry holes. The focus of recent drilling and production testing was centered around the An Nagyah light oil discovery.

The An Nagyah #4 well was drilled to a total depth of 1,547 meters and tested 1,320 barrels of light oil (45 degrees API) from the Upper Lam reservoir. The An Nagyah #4 well encountered a much thicker gross sand package and defined a 60 meter (197 feet) total oil column in the Nagyah pool. A longer term test of the An Nagyah #4 well was carried out during June/July confirming the original flow rates and pressures. The successful appraisal well at An Nagyah #4 is anticipated to lead to development of the field.

The An Nagyah structural closure is mapped by 3-D seismic data and the four wells drilled on the structure to date. Fekete Associates Inc., an independent engineering firm located in Calgary, has calculated a preliminary reserve estimate for the Upper Lam oil pool at An Nagyah. Fekete has assigned recoverable proven plus probable reserves of 22 million barrels of oil for the pool, representing 5.5 million barrels to TransGlobe (gross before production sharing deductions). The preliminary reserve estimate is based on a depletion strategy that includes pressure maintenance by injection of solution gas and gas from the An Naeem discovery. Further drilling would be required at An Nagyah for additional production wells.

TransGlobe also contracted an engineering firm with experience in Yemen oil development projects to prepare a facility design and preliminary cost estimate for the development of the Block. The preliminary cost estimates indicate the project should be commercial and it is expected development will proceed, pending partner and Ministry of Oil and Minerals approvals.

Canada
With record cash flow and expected strong North American natural gas prices, the Company expanded the Canadian budget to focus on natural gas projects. To date, the Company acquired mineral rights on 9,000 net acres in 2003 and farmed-in on an additional 5,600 (2,900 net) acres. The Company plans to acquire additional mineral rights and is negotiating several farm-in proposals. The majority of the land is located in Central Alberta on three main prospects, of which two are new focus areas for the Company.

The Company drilled three new gas wells (100% working interest) and re-completed a fourth well (37% working interest) for gas production during June and July. One of the wells will be placed on production mid August and the other three are expected to be tied in by the end of the third quarter. The new gas wells are expected to add 400 Boed to TransGlobe’s Canadian production. The Company plans to drill six to eight additional wells during the balance of the year. All the prospects are focused towards natural gas. Successful wells could be on production by late 2003 as all the prospects are near existing infrastructure and can be accessed year round.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s discussion and analysis (“MD&A”) should be read in conjunction with the unaudited interim financial statements for the three months and six months ended June 30, 2003 and 2002 and the audited financial statements and MD&A for the year ended December 31, 2002 included in the Company’s annual report. All dollar values are expressed in United States dollars unless otherwise stated.

Operating Results

Production
In Yemen Block 32, production from the Tasour field averaged 16,510 Bopd (2,280 Bopd to TransGlobe) during the second quarter of 2003 compared to 10,955 Bopd (1,513 Bopd to TransGlobe) during the second quarter of 2002. Production increases are attributed to the new wells (Tasour #7, #8 and #9) drilled to develop the southern extension of the Tasour field. Production during July averaged 19,040 Bopd (2,629 Bopd to TransGlobe).

Production from Canada averaged 219 Boepd (77% natural gas) during the second quarter of 2003 compared to 213 Boepd during the second quarter of 2002. Production was partially curtailed during the quarter due to annual gas plant maintenance at Camao and Morinville.

Net income for the second quarter 2003 was $775,713 ($0.01 per share) compared to a net income of $873,125 ($0.02 per share) in 2002 with cash flow from operations for the second quarter 2003 of $2,368,713 ($0.05 per share) compared to $1,951,125 ($0.04 per share) in 2002. The 11% decrease in net income is primarily a result of increased depletion and depreciation charges in the quarter, while the 21% increase in cash flow is primarily a result of increased production and increased commodity prices. Net income and cash flow from operations for the first six months in 2003 increased 85% to $2,200,971 and increased 63% to $5,259,971 respectively, mainly as a result of increased production (up 56%) and increased commodity prices (up 28% per Boe).

Cash flow from operations is a non-GAAP measure that represents cash generated from operating activities before changes in non-cash working capital. Cash flow from operations may not be comparable to similar measures used by other companies.

Revenue net of royalties was $4,139,106 for the second quarter 2003 compared to $2,859,258 for the same period in 2002. In the second quarter 2003, revenues net of royalties were $3,579,416 and $559,690 from Yemen and Canada respectively. In the second quarter 2002, revenues net of royalties were $2,564,783 and $294,475 from Yemen and Canada respectively. Revenue net of royalties for the six months 2003 increased 76% from the corresponding period in 2002 mainly as a result of increased production and increased commodity prices.

In Yemen, revenues net of royalties in the second quarter 2003 increased 40% compared to the second quarter 2002 due to a 51% increase in production and a 5% increase in oil prices. Revenues net of royalties were offset by an increase in royalty costs due to TransGlobe having a lower share for a portion of the historical cost pools recovered during this quarter which resulted in approximately $343,000 reduction in revenues net of royalties in Yemen. These historical cost pools have now been fully recovered. The average oil price for the Company’s production in Yemen for the second quarter 2003 was $25.71 per barrel compared to $24.56 in the second quarter 2002. Oil produced from the Tasour field in Yemen is marketed by Nexen Marketing International Ltd. and the oil price is based on an average dated Brent price less a quality/transportation differential between the dated Brent blend and the Yemen Masila crude oil blend.

During the second quarter of 2003 the Company shifted from maximum cost oil recovery to production sharing oil. The Block 32 Joint Venture Group share of the oil produced will reduce from approximately 71% after royalty and taxes during maximum cost oil recovery to a range of approximately 40% to 50% after royalty and taxes depending on commodity prices, operating costs and future capital expenditures. During the second quarter 2003 the Joint Venture Group’s share of production was approximately 65% recognizing that the shift to production sharing oil occurred during the quarter and the significant expenditures incurred in the quarter.

In Canada revenue net of royalties in the second quarter increased due to a 112% increase in gas prices, an 11% increase in oil and liquids prices and a 3% increase in production compared to the second quarter 2002. Gas prices averaged $5.63 per Mcf in Canada for the second quarter in 2003 and $2.65 per Mcf for the same period in 2002. Oil and liquids prices in Canada averaged $23.95 per barrel for the second quarter of 2003 and $21.62 per barrel for the same period 2002.

Operating costs of $981,170 averaged $4.31 per Boe in the second quarter of 2003 compared to $464,034 ($2.95 per Boe) in 2002. The increase is mainly a result of higher operating costs on Yemen Block 32 operations associated with increased water handling, increased workover expenses and increased transportation fees. The pipeline transportation tariff paid to the Ministry of Oil and Minerals increased $0.40 per barrel in the second quarter of 2003. This increase was scheduled upon recovery of historical cost pools, which occurred in the second quarter 2003. Operating costs in Yemen averaged $4.06 per barrel in the second quarter 2003 (Canada was $7.00 per Boe). Operating costs for the first six months in 2003 increased 29% per Boe compared to 2002.

General and administrative expenses were $340,545 ($1.50 per Boe) for the three month period ended June 30, 2003 as compared to $209,899 ($1.34 per Boe) in the comparable period in 2002. During the first six months in 2003, general and administrative expenses were $615,007 ($1.35 per Boe) compared to $404,785 ($1.39 per Boe) in the comparable period in 2002.

Depletion and depreciation was $1,593,000 for the second quarter 2003 compared to $1,078,000 in 2002. The increase is attributable to the inclusion of significantly higher costs in the depletable base in Yemen. In Yemen, unproven properties in the amount of $10,139,854 were excluded from costs subject to depletion and depreciation. This amount represents a portion of the costs incurred on Block S-1. These costs will be included in the depletable base as Block S-1 is developed or as impairment is determined. Depletion and depreciation increased to $3,059,000 for the first six months in 2003 compared to $1,956,000 for comparable period in 2002, reflecting the increase in the depletable costs in Yemen.

Current income tax for the second quarter 2003 in the amount of $438,291 ($234,862 in 2002) represents income taxes incurred and paid under the laws of the Republic of Yemen pursuant to the Production Sharing Agreement on Block 32. The increase is due to increased revenues from Block 32 in Yemen.

Capital Expenditures
Capital expenditures in the second quarter 2003 were $2,522,763 and $979,999 in Yemen and Canada respectively. Expenditures in Yemen in the second quarter 2003 on Block 32 of $1,307,920 were primarily for drilling costs on Tasour #9, Tasour #4 water disposal facilities and two additional payments for the Block 32 acquisition purchased in 2000. Expenditures of $1,213,652 on Block S-1 in Yemen in the second quarter 2003 were primarily for the drilling and production test on An Nagyah #4.

Canadian capital expenditures in the second quarter 2003 of $979,999 relate mainly to the acquisition of several oil and gas lease rights and drilling costs of one well drilling over the quarter end in the Nevis area.

Liquidity and Capital Resources
Funding for the Company’s capital expenditures in the second quarter 2003 was provided by cash flow from operations and working capital.

At June 30, 2003 the Company had working capital of $3,389,951, no debt, a revolving credit facility of Cdn$2,500,000 and an acquisition/development credit facility of Cdn$2,000,000.

The Company expects to fund the balance of its 2003 exploration and development program (budgeted at $10 million firm and contingent, of which $6.8 million was incurred in the first half of 2003) through the use of working capital, cash flow and debt as required.

Commitments and Contingencies
The Company has a future contingent liability on Block 32 relating to an additional working interest acquired in 2000 which is based on future production performance of the Block. The Company made three payments of $160,000 each in the first six months in 2003 and expects to make the balance of payments during the third quarter 2003 ($320,000 of the potential commitment remains).

The Company has entered into a fixed price natural gas sales contract for 500 GJ/day (approximately 500 Mcfpd, or less than 50% of current gas production) at a price of Cdn$7.65/GJ for the period March 1, 2003 to November 1, 2003.

Consolidated Statements of Operations

(Unaudited - Expressed in U.S. Dollars)

	Three Months Ended June 30		Six Months Ended June 30
	2003	2002	2003	2002

REVENUE
Oil and gas sales net of royalties	$4,139,106	$2,859,258	$8,514,599	$4,830,330
Other income	4,943	35,445	5,869	35,845

	4,144,049	2,894,703	8,520,468	4,866,175

EXPENSES
Operating	981,170	464,034	1,756,725	876,440
General and administrative	340,545	209,899	615,007	404,785
Foreign exchange loss	15,206	27,743	21,461	25,760
Interest	124	7,040	136	8,536
Depletion and depreciation	1,593,000	1,078,000	3,059,000	1,956,000

	2,930,045	1,786,716	5,452,329	3,271,521

Net income before income taxes	1,214,004	1,107,987	3,068,139	1,594,654
Income taxes	438,291	234,862	867,168	406,526

NET INCOME	775,713	873,125	2,200,971	1,188,128

Deficit, beginning of period	(10,873,051)	(17,409,695)	(12,298,309)	(17,724,698)

DEFICIT, END OF PERIOD	$(10,097,338)	$(16,536,570)	$(10,097,338)	$(16,536,570)

Net income per basic and diluted share	$0.01	$0.02	$0.04	$0.02

Consolidated Balance Sheets

(Expressed in U.S. Dollars)

	June 30, 2003	December 31, 2002

	(Unaudited)
ASSETS
Current
Cash	$3,543,335	$2,595,170
Accounts receivable	1,912,331	2,984,000
Prepaid expenses	124,716	88,837

	5,580,382	5,668,007

Capital assets
Republic of Yemen	17,758,396	15,066,835
Canada	4,685,230	3,651,305

	22,443,626	18,718,140

	$28,024,008	$24,386,147

LIABILITIES
Current
Accounts payable and accrued liabilities	$2,190,431	$919,074
Provision for site restoration and abandonment	133,209	122,209

	2,323,640	1,041,283

SHAREHOLDERS’ EQUITY
Share capital	35,797,706	35,643,173
Deficit	(10,097,338)	(12,298,309)

	25,700,368	23,344,864

	$28,024,008	$24,386,147

Consolidated Statements of Cash Flows

(Unaudited - Expressed in U.S. Dollars )

	Three Months Ended June 30		Six Months Ended June 30
	2003	2002	2003	2002

CASH FLOWS RELATED TO THE
FOLLOWING ACTIVITIES:

OPERATING
Net income	$775,713	$873,125	$2,200,971	$1,188,128
Items not involving cash:
Performance bonus expense paid in shares	-	-	-	73,630
Depletion and depreciation	1,593,000	1,078,000	3,059,000	1,956,000

Cash flow from operations	2,368,713	1,951,125	5,259,971	3,217,758
Change in non-cash working capital	(106,821)	(277,005)	2,080,485	(443,156)

	2,261,892	1,674,120	7,340,456	2,774,602

FINANCING
Issue of share capital	157,300	-	195,800	(308)
Repurchase of share capital	-	-	(41,267)	-
Revolving demand loan	-	1,071,758	-	1,071,758

	157,300	1,071,758	154,533	1,071,450

INVESTING
Purchase of capital assets
Republic of Yemen	(2,522,763)	(717,686)	(5,491,561)	(1,777,319)
Canada	(979,999)	(102,683)	(1,281,925)	(412,587)
Changes in non-cash working capital	146,918	(256,460)	226,662	(357,269)

	(3,355,844)	(1,076,829)	(6,546,824)	(2,547,175)

NET INCREASE (DECREASE) IN CASH	(936,652)	1,669,049	948,165	1,298,877

CASH, BEGINNING OF PERIOD	4,479,987	804,674	2,595,170	1,174,846

CASH, END OF PERIOD	$3,543,335	$2,473,723	$3,543,335	$2,473,723

Supplemental Disclosure:
Cash interest paid	$124	$7,040	$136	$8,536
Cash taxes paid	$438,291	$234,862	$867,168	$406,526

Notes to the Consolidated Financial Statements

1.        Basis of presentation

The interim consolidated financial statements of TransGlobe Energy Corporation (“TransGlobe” or the “Company”) for the three month and six month periods ended June 30, 2003 and 2002 have been prepared by management in accordance with accounting principles generally accepted in Canada on the same basis as the audited consolidated financial statements as at and for the year ended December 31, 2002. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in TransGlobe’s annual report for the year ended December 31, 2002.

2.        Share capital

The Company is authorized to issue 500,000,000 common shares with no par value.

Continuity of common shares	2003
	Shares	Amount

Balance, December 31, 2002	51,494,801	$35,643,173
Share options exercised	890,000	195,800
Share repurchase	(100,000)	(41,267)

Balance, June 30, 2003	52,284,801	$35,797,706

Continuity of stock options		2003

Balance, December 31, 2002		3,624,500
Granted		-
Exercised		(890,000)
Expired		-

Balance, June 30, 2003		2,734,500

The Company accounts for its stock-based compensation plans using the intrinsic-value of the options granted whereby no costs have been recognized in the financial statements for stock options granted to employees and directors at market values. Effective January 1, 2002 under Canadian generally accepted accounting principles, the impact of using the fair value method on compensation costs and recorded net earnings must be disclosed. If the fair value method had been used, the Company’s net earnings per share would approximate the following pro forma amounts (the pro forma amounts shown do not include the compensation costs associated with stock options granted prior to January 1, 2002):

	Three Months Ended June 30		Six Months Ended June 30

	2003	2002	2003	2002

Compensation costs	$58,000	$10,000	$126,000	$10,000
Net earnings:
As reported	$775,713	$873,125	$2,200,971	$1,188,128
Pro forma	$717,713	$863,125	$2,074,971	$1,178,128
Net earnings per common share:
Basic and diluted
As reported	$0.01	$0.02	$0.04	$0.02
Pro forma	$0.01	$0.02	$0.04	$0.02

The fair value of each option granted is determined on the date of grant using the Black-Scholes option-pricing model with weighted average assumptions is as follows:

Risk free interest rate (%)	5.05
Expected lives (years)	5.00
Expected volatility (%)	66.35
Dividend per share	0.00

3.       Per share amounts

The weighted average number of common shares and diluted common shares outstanding during the six months ended June 30, 2003 was 51,777,771 (2002 – 51,403,641) and 52,690,028 (2002 – 51,952,759), respectively.

4.       Segmented information

	Three Months Ended June 30		Six Months Ended June 30
	2003	2002	2003	2002

Oil and gas sales net of royalties
Republic of Yemen	$3,579,416	$2,564,783	$7,409,409	$4,337,855
Canada	559,690	294,475	1,105,190	492,475

	4,139,106	2,859,258	8,514,599	4,830,330
Operating
Republic of Yemen	841,424	338,238	1,479,434	635,515
Canada	139,746	125,796	277,291	240,925

	981,170	464,034	1,756,725	876,440
Depletion and depreciation
Republic of Yemen	1,447,000	996,000	2,800,000	1,799,000
Canada	146,000	82,000	259,000	157,000

	1,593,000	1,078,000	3,059,000	1,956,000

Segmented operations	1,564,936	1,317,224	3,698,874	1,997,890
Other income	4,943	35,445	5,869	35,845
General and administrative	340,545	209,899	615,007	404,785
Foreign exchange loss	15,206	27,743	21,461	25,760
Interest	124	7,040	136	8,536
Income taxes	438,291	234,862	867,168	406,526

Net income	$775,713	$873,125	$2,200,971	$1,188,128

The above includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the company expects are forward-looking statements. Although TransGlobe believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

TRANSGLOBE ENERGY CORPORATION	For further information, please contact:

Ross G. Clarkson, President & C.E.O.
/s/ Ross G. Clarkson
- or -

Lloyd W. Herrick, Vice President & C.O.O.

Ross G. Clarkson	Executive Offices:
President & C.E.O.	Ste. 2900, 330 – 5th Avenue. S.W., Calgary, AB T2P 0L4
Tel: (403) 264-9888 Fax: (403) 264-9898
Website: http://www.trans-globe.com
E-mail: trglobe@trans-globe.com